4-30-02

MAY 3 2002

070

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2002

02033158

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No .. X....

Abbey National appoints Stephen Hester as new Group Finance Director

Abbey National plc announces today the appointment of Stephen Hester as Group Finance Director. He will take up his new role and a position on the Board on 13 May 2002.

Hester, 41, joins Abbey National from Credit Suisse First Boston ("CSFB"), where he was a member of the Executive Board, based in London and New York, for the last five years, initially as Chief Financial Officer & Head of the Support Division (October 1996 - May 2000) and subsequently as Head of CSFB's largest business, its Fixed Income Division (May 2000 - September 2001). Prior to these roles, he was Co-Head of the European Investment Banking Department (1993 – 1996) and the Mergers and Acquisitions and Industry Groups (1991 – 1993) in Europe.

Stephen Hester joined CSFB in 1982 after gaining a first class honours degree in Politics, Philosophy and Economics at Oxford University.

Ian Harley, Chief Executive of Abbey National, said "Stephen is a top flight operator in his field and he brings a wealth of skills to the Abbey National Group. His extensive Board level experience in finance and risk within global financial services, coupled with a wholesale banking background and strong pedigree as a corporate financier, makes him a very valuable asset for us. I am delighted to welcome him to the Group."

Stephen Hester said "Abbey National is a strong, flourishing and innovative business, and I am proud to have the opportunity to play a part in shaping its future, responding to the industry's challenges and driving hard to maximise shareholder value."

Stephen Hester succeeds Mark Pain, who became Managing Director, Wholesale Banking in November 2001.

Ends

Enquiries to:

Christina Mills
Head of Media Relations
020 7612 3877
christina.mills@abbeynational.co.uk

Jon Burgess
Head of Investor Relations
020 7612 4382
jonathan.burgess@abbeynational.co.uk

Notes to editors

Stephen Hester, 41, will be appointed to the Abbey National Board on 13 May 2002 as Group Finance Director.

He began his career in 1982, joining CSFB after graduating that same year from Oxford University with a first class honours degree in Politics, Philosophy and Economics. From 1982-1986, he undertook various capital markets and corporate finance duties and was assistant to the Chairman for a year. From 1986-1991, he was Co-Head UK Investment Banking.

In 1991, Stephen Hester was appointed Co-Head of the European Mergers and Acquisitions and Industry Groups, helping CSFB develop from being a predominantly capital markets-oriented firm in Europe to attain a top four ranking in the M&A league table. In 1993, he was made Co-Head of the European Investment Banking Department, sharing responsibility for client coverage functions, industry groups and product groups (debt, equity, M&A) for the UK, Europe, Middle East and Africa.

In October 1996, Stephen Hester was appointed to the Executive Board, and was based in New York and London. From then until May 2000 he was Chief Financial Officer & Head of Support Division. As well as undertaking the full CFO role, he was also responsible for corporate strategy, M&A, corporate communications, and support departments including IT, operations, legal and HR. He played an active part during a period of considerable strategic and structural change for the company, including the mergers of CSFB, CSFP and Credit Suisse International, as well as the acquisitions of several companies including BZW.

As Head of the Fixed Income Division (New York and London) from May 2000 – September 2001, he led a restructuring of the division that dramatically improved its performance. His role covered responsibility for sales, trading, research and capital markets functions for fixed income and derivatives products, foreign exchange, treasury and commodities, with a global staff and a balance sheet of over $200 billion.

Stephen Hester lives in west London with his wife and two young children, a daughter and a son.

Photographs of Stephen Hester are available at www.newscast.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date: 25 April 2002

By ______________________

Jonathan Burgess
Head of Investor Relations